<u>Top of the Triangle, LLC</u>

ANNUAL REPORT

2024

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by Top of the Triangle, LLC, a PA Limited Liability Co (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

OFFERING SUMMARY

Issuer Name	Top of the Triangle, LLC
Offering Amount	$120,298.70

COMPANY OVERVIEW

Top of the Triangle ("TOTT", the "Company", or the "Issuer") will be a world class tourist attraction located on top of Pittsburgh's tallest building - the US Steel Tower. The 850 foot tall observation deck will be located on the building's roof and will give guests unparalleled views of the greater Pittsburgh region. Top of the Triangle's head quarters and visitors center will be located on the building's 47th floor and will provide guests with other Pittsburgh centered experiences. There will also be a banquet space where guests can host private parties that will include roof access for their guests.

Company History
TOTT began its life by trying to build a zipline from the US Steel Tower to the neighboring BNY Mellon Building. However, the Company quickly pivoted to focus solely on building tourist attractions on top of the US Steel Tower. TOTT is in the pre-construction phase of the project. The Company continues to work cooperatively with US Steel Tower management on site plans and negotiating a commercial lease. TOTT is also finalizing engineering and architecture plans, and is working with the City of Pittsburgh to address required permitting issues. TOTT is targeting commencing operations before the NFL Draft is held in Pittsburgh in April 2026. The Company is engaged in discussions with the Pittsburgh Steelers, the NFL, and Visit Pittsburgh about hosting events in connection with the draft.

COMPANY ELIGIBILITY

Name of issuer: Top of the Triangle, LLC
State of Organization: PA
Date Company Was Formed: 06/01/2024
Type of Company: Limited Liability Co
Physical Address: 547 South Linden Avenue, Pittsburgh, PA 15208
Web Address: https://www.steeltriangle.com/
# of Employees: 1

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
JEREMY GOLDMAN*	Limited liability company membership interests	99%
BETH GOLDSTEIN*	Limited liability company membership interests	1%

The above is the only ownership outstanding for the Company. The ownership interests of a Pennsylvania limited liability company give the owners the right to share in the profits of the company.

* Mr. Goldman and Mrs. Goldstein are married.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

JEREMY GOLDMAN

Top of the Triangle, LLC. Founder & CEO, 2024

Pittsburgh Zipline Company. Founder & CEO, 2019-2023. Responsible for all areas of company business in efforts to develop a commercial zipline in the Pittsburgh area.

Additional Work History and Biography:

Jeremy Goldman, originally from Pittsburgh, Pennsylvania, continues to reside there with his family. Growing up, he played sports, skied, rock climbed, and spent summers at overnight camps, which fueled his passion for the outdoors and adventure. After completing his undergraduate and graduate education, and holding senior roles at a prominent overnight camps, Jeremy began his career in outdoor sales. Representing iconic brands in the outdoor industry to major, nationwide retailers , he combined his passions and professional interests. During this time, Jeremy was often consulted by various summer camps to implement programming and new experiences, including ziplines, climbing towers, and other ropes course challenges.

In 2017, Jeremy took on a new chapter in his life as a stay-at-home parent after the birth of his daughter, Hannah. Along with his wife, Beth, his excitement and adventure continued to grow. The family has traveled the world seeking adventures such as riding camels in Jordan's Wadi Rum desert, caring for sloths in Honduras, swimming with manta rays in Hawaii, ascending to the top of the Burj Khalifa in Dubai, and exploring ancient ruins in Mexico and Belize. Jeremy is also an advanced scuba diver and volunteers at the Pittsburgh Zoo & Aquarium, providing maintenance and assistance to many aquatic habitats, including those of the penguins, polar bears, sharks, and sea otters.

Now, Jeremy is focusing his professional efforts on combining his love for adventure and his passion for his hometown of Pittsburgh. Bringing top-level attractions that he has experienced around the world to downtown Pittsburgh has been a lifelong goal. He is excited to help others fall in love with Pittsburgh and experience new thrills and views in his beloved city.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. There are no guarantees or assurances that the Company will be able to repay your investment. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History
The Company was first formed in 2024 and has yet to conduct any active operations for prospective investors to consider.

Significant Work is Required to Commence Operations
The Company will need to conduct a significant amount of work to commence commercial operations, including making material improvements to existing features of the US Steel Tower that will be used in Company operations, construction of new attractions, and construction of facilities to allow for greater roof access. There is no assurance that the Company will be able to successfully complete all of the work required to commence operations.

The Company Will Need More Capital to Commence Operations
The Company will need to raise significantly more capital in the future to fund projects, work, purchases and activities (collectively, "Work") necessary for the Company to commence commercial operations. Such Work includes improvements to existing features of the US Steel Tower that will be used in Company operations, construction of new attractions, construction of facilities to allow for greater roof access, purchases of property and equipment associated with all such Work, and payment of overhead and general administrative expenses. The Company estimates that at least three million dollars ($3,000,000) of additional capital (above and beyond what may be raised in this offering) will be required to complete that Work and commence commercial operations as currently contemplated. There is no assurance that such additional capital will be available to the Company when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it may not be able to commence commercial operations and to generate the funds needed to repay your investment.

Agreements with US Steel Tower have not been finalized
The Company's operations are contingent on entering into a long-term commercial lease with US Steel Tower. The Company is working cooperatively with US Steel Tower management on site plans and negotiating a commercial lease, but the terms of that lease have not been finalized. There is no assurance that the Company will be successful in entereing into a final, biding commecial lease with US Steel Tower In the absence of such a lease, the Company would not be able to commence operations.

Competition

The market in which the Company will operate is highly competitive. The Company will compete with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing and Permitting Risk

The Company's operations will require it to obtain permits and licenses from various governmental authorities, including the City of Pittsburgh. The Company has not yet received these permits and licenses, and there is no assurance that it will be able to do so. Further, even if the required permits and licenses are obtained, the Company is subject to subsequent changes in to the permitting and licensing requirements. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Multiple Might Not Adequately Compensate For Risk

Theoretically, the multiple paid by a company should compensate the Holders for the level of risk the Holders is assuming. There is no certainty that the multiple on your Note will compensate you adequately for the level of risk you are assuming.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its facilities and attractions. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company will use human personnel to staff and operate its facilities and attractions. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's facilities, attractions and/or services or the Company itself could negatively impact the future of its business.

Future Investors Might Have Superior Rights

With respect to the additional capital the Company will require in the future to commence operations, the Company might borrow money and/or sell equity interests, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

The Guarantors Might Not Have Money

The principal amount of the Notes are being personally guaranteed by Jeremy Goldman. That means that if the Company fails to make the payments required by the Notes, investors can look to Jeremy Goldman for repayment of their principal invested. However, the guarantors themselves might not have the money to repay investors.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. *How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?*

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. *Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. *How could the exercise of rights held by the principal equity holders of the Company affect the purchasers of the securities being offered?*

The principal *equity holders of the Company* could make decisions that are bad for the Company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

   n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   None.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. any director or officer of the issuer;
   2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
   4. or (4) any immediate family member of any of the foregoing persons.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

 i) in connection with the purchase or sale of any security;

 ii) involving the making of any false filing with the SEC;

 iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

 i) in connection with the purchase or sale of any security;

 ii) involving the making of any false filing with the Commission;

 iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
 i) at the time of the filing of this offering statement bars the person from:
  a) association with an entity regulated by such commission, authority, agency or officer;
  b) engaging in the business of securities, insurance or banking;
  c) engaging in savings association or credit union activities; or

 ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

> i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

> ii) places limitation on the activities, functions or operations of such person;

> iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
> i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
> ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
https://www.steeltriangle.com/

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL CONDITION OF THE ISSUER

The Company has no current debt obligations.

FINANCIAL INFORMATION

The Company was first formed in 2024 and has yet to prepare any financial statements reflecting operations.

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

OFFICER CERTIFICATE

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

_____

JEREMY GOLDMAN

CEO